FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated November 17, 2010 regarding submitting amendment statement of tender offer notification for shares of Aloka Co., Ltd. by subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date November 18, 2010	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Notice regarding Submitting Amendment Statement of Tender Offer Notification

for Shares of Aloka Co., Ltd. by Subsidiary

Tokyo, November 17, 2010 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501; “Hitachi”) today announced that Hitachi Medical Corporation (TSE:6910; “the company”), a subsidiary of Hitachi, which had announced acquiring shares of Aloka Co., Ltd. (TSE:7704) through a tender offer on November 8, 2010, announced that the company today submitted Amendment Statement of Tender Offer Notification to the Kanto Local Finance Bureau in Japan pursuant to Article 27-8, Paragraph 2 of the Financial Instruments and Exchange Act as attached.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

Attached

November 17, 2010

To our shareholders:

Company:	Hitachi Medical Corporation

Representative:	Kazuyoshi Miki, President and Director
(Code 6910; First Section of Tokyo Stock Exchange)

Notification regarding Submitting Amendment Statement of Tender Offer Notification for Shares of Aloka Co., Ltd.

Hitachi Medical Corporation announced acquiring shares of Aloka Co., Ltd. (Code 7704; Tokyo Stock Exchange, the “Aloka”) through a tender offer (the “Tender Offer”) on November 8, 2010, and hereby gives notice that we submitted today Amendment Statement of Tender Offer Notification to the Kanto Local Finance Bureau in Japan as follows pursuant to the provisions of Article 27-8, Paragraph 2 of the Financial Instruments and Exchange Act.

Contents of Amendment Statement

Amendment Statement is submitted on account of occurrence of the matters which should be amended are on the Tender Offer Notification dated November 9, 2010 which was filed by Hitachi Medical Corporation. The contents of amendment are as follows;

-	Descriptions of Major Shareholders of Aloka based upon the Second Quarterly Report of the 87th term dated November 12, 2010 filed by Aloka. Amended parts are underlined.

Major Shareholders

(Before Amendment)

As of March 31, 2010

Name	Address	Number of shares held (thousands)	Percentage of the number of shares held to total number of issued shares (%)
Nisshinbo Holdings Inc.	31-11, Nihonbashi Ningyocho 2-chome, Chuo-ku, Tokyo	41,200	14.53

Hitachi Medical Corporation	14-1 Sotokanda 4-chome, Chiyoda-ku, Tokyo	35,000	12.34

Goldman Sachs International (standing proxy: Goldman Sachs Japan Co., Ltd.)	133 Fleet Street London EC4A 2BB, U.K. (Roppongi Hills Mori Tower, 10-1 Roppongi 6-chome, Minato-ku, Tokyo)	27,207	9.59

Japan Radio Co., Ltd.	1-1, Shimorenjaku 5-chome Mitaka-shi, Tokyo	20,000	7.05

New Japan Radio Co., Ltd.	3-10, Nihonbashi Yokoyamacho, Chuo-ku, Tokyo	18,000	6.34

The Master Trust Bank of Japan, Ltd. (trust account)	11-3 Hamamatsucho 2-chome, Minato-ku, Tokyo	13,915	4.90

G.A.S. (Cayman) Limited (standing proxy: Credit Suisse Securities (Japan) Limited)	Caledonian House, 69 Drive, PO BOX 1043 GT, Georgetown, Grand Cayman, Cayman Island (Izumi Garden Tower, 6-1 Roppongi 1-chome, Minato-ku, Tokyo)	10,062	3.54

Japan Trustee Services Bank, Ltd. (trust account)	8-11 Harumi 1-chome, Chuo-ku, Tokyo	9,981	3.52

J.P. Morgan Clearing Corp-Sec (standing proxy: Citibank Japan, Ltd.)	3-14 Higashishinagawa 2-chome, Shinagawa-ku, Tokyo	5,011	1.76

Aloka Group Employees’ Shareholding Association	22-1 Mure 6-chome, Mitaka-shi, Tokyo	4,141	1.46

Total	—	184,517	65.08

Notes:

1.	The Target holds 994,561 of its own shares (3.50%), but the Target has been excluded from the above major shareholders.

2.	The SFP Value Realization Master Fund Limited, which was a major shareholder at the end of the 85th fiscal year, is no longer a major shareholder as of the end of the 86th fiscal year.

3.	Copies of Large Shareholding Reports dated April 5, 2010 were sent from Nisshinbo Holdings Inc. and its joint holder New Japan Radio Co., Ltd., and reports stating that they are holding the following shares as of March 31, 2010 have been received, but the Target has not been able to confirm the actual number of shares held by those shareholders as of the end of the period, so they have not been included in the above major shareholders.

Name	Address or Location of Headquarters	Number of Shares Held (hundred shares)	Percentage of the number of shares held to total number of issued shares (%)
Nisshinbo Holdings Inc.	31-11, Nihonbashi Ningyocho 2-chome, Chuo-ku, Tokyo	51,200	18.06

New Japan Radio Co., Ltd.	3-10, Nihonbashi Yokoyamacho, Chuo-ku, Tokyo	18,000	6.35

4.	Copies of Large Shareholding Reports dated April 5, 2010 were sent from the SFP Value Realization Master Fund Limited and its joint holders G.A.S. (Cayman) Limited and Managed Account Investments SPC, and reports stating that they are holding the following shares as of March 31, 2010 have been received, but the Target has not been able to confirm the actual number of shares held by those shareholders as of the end of the period, so they have not been included in the above major shareholders.

Name	Address or Location of Headquarters	Number of Shares Held (hundred shares)	Percentage of the number of shares held to total number of issued shares (%)
The SFP Value Realization Master Fund Limited	c/o M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands	16,532	5.83

G.A.S. (Cayman) Limited	Caledonian House, 69 Dr. Roy’s Drive. P.O Box 1043GT, George Town, Grand Cayman, Cayman Islands	10,063	3.55

Managed Account Investments, SPC	Queensgate House, P.O. Box 1234, South Church Street, KY1-1108, Grand Cayman, Cayman Islands	5,011	1.77

5.	The table above (including Notes 1 through 4) has been prepared in accordance with the securities report of the 86th term filed by the Target on June 30, 2010.

6.	Copies of Large Shareholding Reports dated May 11, 2010 were sent from the SFP Value Realization Master Fund Limited and its joint holders G.A.S. (Cayman) Limited and Managed Account Investments SPC in the first quarter of the 87th fiscal year, and reports stating that they are holding the following shares as of April 28, 2010 have been received, but the Target has not been able to confirm the details entered in the shareholder registry, so they have not been included as beneficial shareholders of the Target.

Name	Address	Number of Shares Held (hundred shares)	Percentage of the number of shares held to total number of issued shares (%)
The SFP Value Realization Master Fund Limited	c/o M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies	20,152	7.11

G.A.S. (Cayman) Limited	Caledonian House, 69 Dr. Roy’s Drive. P.O Box 1043GT, George Town, Grand Cayman, Cayman Islands, British West Indies	4,324	1.53

Managed Account Investments, SPC	Queensgate House, P.O. Box 1234, South Church Street, KY1-1108, Grand Cayman, Cayman Islands	3,811	1.34

7.	The table above (including Note 6) has been prepared in accordance with the quarterly report of first quarter of the 87th term filed by the Target on August 13, 2010.

8.	Large Shareholding Reports dated July 16, 2010 were filed by the SFP Value Realization Master Fund Limited and its joint holders G.A.S. (Cayman) Limited and Managed Account Investments SPC, and it was reported that they are holding the following shares as of July 9, 2010, but the Target has not been able to confirm the details entered in the shareholder registry, so they have not been included as effective shareholders of the Target.

Name	Address	Number of Shares Held (hundred shares)	Percentage of the number of shares held to total number of issued shares (%)
The SFP Value Realization Master Fund Limited	c/o M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies	20,182	7.12

G.A.S. (Cayman) Limited	Caledonian House, 69 Dr. Roy’s Drive. P.O Box 1043GT, George Town, Grand Cayman, Cayman Islands, British West Indies	1,439	0.51

Managed Account Investments, SPC	Queensgate House, P.O. Box 1234, South Church Street, KY1-1108, Grand Cayman, Cayman Islands	3,811	1.34

9.	The Target plans to file the Second Quarterly Report of the 87th term during the Tender Offer Period.

(After Amendment)

As of March 31, 2010

Name	Address	Number of shares held (thousands)	Percentage of the number of shares held to total number of issued shares (%)
Nisshinbo Holdings Inc.	31-11, Nihonbashi Ningyocho 2-chome, Chuo-ku, Tokyo	41,200	14.53

Hitachi Medical Corporation	14-1 Sotokanda 4-chome, Chiyoda-ku, Tokyo	35,000	12.34

Goldman Sachs International (standing proxy: Goldman Sachs Japan Co., Ltd.)	133 Fleet Street London EC4A 2BB, U.K. (Roppongi Hills Mori Tower, 10-1 Roppongi 6-chome, Minato-ku, Tokyo)	27,207	9.59

Japan Radio Co., Ltd.	1-1, Shimorenjaku 5-chome Mitaka-shi, Tokyo	20,000	7.05

New Japan Radio Co., Ltd.	3-10, Nihonbashi Yokoyamacho, Chuo-ku, Tokyo	18,000	6.34

The Master Trust Bank of Japan, Ltd. (trust account)	11-3 Hamamatsucho 2-chome, Minato-ku, Tokyo	13,915	4.90

G.A.S. (Cayman) Limited (standing proxy: Credit Suisse Securities (Japan) Limited)	Caledonian House, 69 Drive, PO BOX 1043 GT, Georgetown, Grand Cayman, Cayman Island (Izumi Garden Tower, 6-1 Roppongi 1-chome, Minato-ku, Tokyo)	10,062	3.54

Japan Trustee Services Bank, Ltd. (trust account)	8-11 Harumi 1-chome, Chuo-ku, Tokyo	9,981	3.52

J.P. Morgan Clearing Corp-Sec (standing proxy: Citibank Japan, Ltd.)	3-14 Higashishinagawa 2-chome, Shinagawa-ku, Tokyo	5,011	1.76

Aloka Group Employees’ Shareholding Association	22-1 Mure 6-chome, Mitaka-shi, Tokyo	4,141	1.46

Total	—	184,517	65.08

Notes:

1.	The Target holds 994,561 of its own shares (3.50%), but the Target has been excluded from the above major shareholders.

2.	The SFP Value Realization Master Fund Limited, which was a major shareholder at the end of the 85th fiscal year, is no longer a major shareholder as of the end of the 86th fiscal year.

3.	Copies of Large Shareholding Reports dated April 5, 2010 were sent from Nisshinbo Holdings Inc. and its joint holder New Japan Radio Co., Ltd., and reports stating that they are holding the following shares as of March 31, 2010 have been received, but the Target has not been able to confirm the actual number of shares held by those shareholders as of the end of the period, so they have not been included in the above major shareholders.

Name	Address or Location of Headquarters	Number of Shares Held (hundred shares)	Percentage of the number of shares held to total number of issued shares (%)
Nisshinbo Holdings Inc.	31-11, Nihonbashi Ningyocho 2-chome, Chuo-ku, Tokyo	51,200	18.06

New Japan Radio Co., Ltd.	3-10, Nihonbashi Yokoyamacho, Chuo-ku, Tokyo	18,000	6.35

4.	Copies of Large Shareholding Reports dated April 5, 2010 were sent from the SFP Value Realization Master Fund Limited and its joint holders G.A.S. (Cayman) Limited and Managed Account Investments SPC, and reports stating that they are holding the following shares as of March 31, 2010 have been received, but the Target has not been able to confirm the actual number of shares held by those shareholders as of the end of the period, so they have not been included in the above major shareholders.

Name	Address or Location of Headquarters	Number of Shares Held (hundred shares)	Percentage of the number of shares held to total number of issued shares (%)
The SFP Value Realization Master Fund Limited	c/o M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands	16,532	5.83

G.A.S. (Cayman) Limited	Caledonian House, 69 Dr. Roy’s Drive. P.O Box 1043GT, George Town, Grand Cayman, Cayman Islands	10,063	3.55

Managed Account Investments, SPC	Queensgate House, P.O. Box 1234, South Church Street, KY1-1108, Grand Cayman, Cayman Islands	5,011	1.77

5.	The table above (including Notes 1 through 4) has been prepared in accordance with the securities report of the 86th term filed by the Target on June 30, 2010.

6.	Copies of Large Shareholding Reports dated May 11, 2010 were sent from the SFP Value Realization Master Fund Limited and its joint holders G.A.S. (Cayman) Limited and Managed Account Investments SPC in the first quarter of the 87th fiscal year, and reports stating that they are holding the following shares as of April 28, 2010 have been received, but the Target has not been able to confirm the details entered in the shareholder registry, so they have not been included as beneficial shareholders of the Target.

Name	Address	Number of Shares Held (hundred shares)	Percentage of the number of shares held to total number of issued shares (%)
The SFP Value Realization Master Fund Limited	c/o M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies	20,152	7.11

G.A.S. (Cayman) Limited	Caledonian House, 69 Dr. Roy’s Drive. P.O Box 1043GT, George Town, Grand Cayman, Cayman Islands, British West Indies	4,324	1.53

Managed Account Investments, SPC	Queensgate House, P.O. Box 1234, South Church Street, KY1-1108, Grand Cayman, Cayman Islands	3,811	1.34

7.	The table above (including Note 6) has been prepared in accordance with the quarterly report of first quarter of the 87th term filed by the Target on August 13, 2010.

8.	Large Shareholding Reports dated July 16, 2010 were filed by the SFP Value Realization Master Fund Limited and its joint holders G.A.S. (Cayman) Limited and Managed Account Investments SPC, and it was reported that they are holding the following shares as of July 9, 2010, but the Target has not been able to confirm the details entered in the shareholder registry, so they have not been included as effective shareholders of the Target.

Name	Address	Number of Shares Held (hundred shares)	Percentage of the number of shares held to total number of issued shares (%)
The SFP Value Realization Master Fund Limited	c/o M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies	20,182	7.12

G.A.S. (Cayman) Limited	Caledonian House, 69 Dr. Roy’s Drive. P.O Box 1043GT, George Town, Grand Cayman, Cayman Islands, British West Indies	1,439	0.51

Managed Account Investments, SPC	Queensgate House, P.O. Box 1234, South Church Street, KY1-1108, Grand Cayman, Cayman Islands	3,811	1.34

9.	The Target filed the Second Quarterly Report of the 87th term dated November 12, 2010 with the Kanto Local Finance Bureau in Japan, and Major Shareholders are as follows.

As of September 30, 2010

Name	Address	Number of shares held (thousands)	Percentage of the number of shares held to total number of issued shares (%)
Nisshinbo Holdings Inc.	31-11, Nihonbashi Ningyocho 2-chome, Chuo-ku, Tokyo	51,200	18.05

Hitachi Medical Corporation	14-1 Sotokanda 4-chome, Chiyoda-ku, Tokyo	35,000	12.34

Goldman Sachs International (standing proxy: Goldman Sachs Japan Co., Ltd.)	133 Fleet Street London EC4A 2BB, U.K. (Roppongi Hills Mori Tower, 10-1 Roppongi 6-chome, Minato-ku, Tokyo)	20,266	7.14

Japan Radio Co., Ltd.	1-1, Shimorenjaku 5-chome Mitaka-shi, Tokyo	20,000	7.05

New Japan Radio Co., Ltd.	3-10, Nihonbashi Yokoyamacho, Chuo-ku, Tokyo	18,000	6.34

The Master Trust Bank of Japan, Ltd. (trust account)	11-3 Hamamatsucho 2-chome, Minato-ku, Tokyo	14,595	5.14

Japan Trustee Services Bank, Ltd. (trust account)	8-11 Harumi 1-chome, Chuo-ku, Tokyo	8,437	2.97

Aloka Group Employees’ Shareholding Association	22-1 Mure 6-chome, Mitaka-shi, Tokyo	4,226	1.49

RBC DEXIA INVESTOR SERVICES BANK A/C DUB NON RESIDENT/DOMESTIC RATE (standing proxy: Standard Chartered Bank Tokyo Branch)	14, PORTE DE FRANCE, L-4360 ESCH-SUR-ALZETTE GRAND DUCHY OF LUXEMBOURG (Sanno Park Tower 21st floor 2-11-1 Nagata-cho, Chiyoda-ku, Tokyo)	4,200	1.48

Mizuho Bank, Ltd.	1-1-5, Uchisaiwaicho, Chiyoda-ku, Tokyo	4,000	1.41

Total	—	179,924	63.46

10.	The Target holds 994,720 of its own shares (3.50%), but the Target has been excluded from the above major shareholders.

11.	Copies of Large Shareholding Reports (Amendment Statement) filed as of July 16, 2010 by the SFP Value Realization Master Fund Limited and its joint holders G.A.S. (Cayman) Limited and Managed Account Investments SPC were sent, and we were reported that they are respectively holding the following shares as of July 9, 2010, but the Target has not been able to confirm the above in the shareholder registry as of the end of the second quarter of the 87th fiscal year. Contents of Amendment Statement are as follows.

Name	Address	Number of Shares Held (hundred shares)	Percentage of the number of shares held to total number of issued shares (%)
The SFP Value Realization Master Fund Limited	c/o M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies	20,182	7.12

G.A.S. (Cayman) Limited	Caledonian House, 69 Dr. Roy’s Drive. P.O Box 1043GT, George Town, Grand Cayman, Cayman Islands, British West Indies	1,439	0.51

Managed Account Investments, SPC	Queensgate House, P.O. Box 1234, South Church Street, KY1-1108, Grand Cayman, Cayman Islands	3,811	1.34

Total	—	25,432	8.97

-End-

(Reference) Overviews of Tender Offer

1.	Target

Aloka Co., Ltd.

2.	Tender Offer Period (Initial Period of the Tender Offer in the Registration)

From November 9, 2010 (Tuesday) to December 27, 2010 (Monday) (both inclusive) (33 business days)

3.	Purchase Price of the Tender Offer

1,075 yen per share of common stock

4.	Number of Shares to Be Purchased

Number of Shares to be Purchased	Minimum Number of Shares to be Purchased	Maximum Number of Shares to be Purchased
23,855,900 shares	— shares	— shares

Notes:

The details of Tender Offer are as per our press release “Notification regarding Commencement of Tender Offer for Shares of Aloka Co., Ltd.” of November 8, 2010.

-End-

Solicitation Regulations

The purpose of this Press Release is to publicly announce the Tender Offer and this Press Release has not been prepared for the purpose of soliciting sales. If you offer to sell your shares, please make that offer at your own judgment after reading the Tender Offer Explanatory Statement regarding the Tender Offer. This Press Release does not constitute a solicitation for offers to sell or purchase securities or any partial solicitation, and this Press Release (or any part of this Press Release) or the fact that this Press Release has been distributed is not grounds for any contract pertaining to the Tender Offer, and this Press Release may not be relied upon when executing any contract.

Other Countries

The announcement, release, and distribution of this Press Release might be restricted under law in some countries or regions. In that case, please note and comply with those restrictions. The announcement, release, and distribution of this Press Release is to be considered the distribution of materials as only information, not the solicitation for offers to purchase or sell shares with respect to the Tender Offer.